SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)

                              2 allee de Longchamp
                             92281 Suresnes, France
                                     France
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]                  Form 40-F [ ]

           Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                         No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                      HAVAS

           Attached as Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is a copy of the English translation of the consolidated financial statements, the accompanying notes to the consolidated financial statements and the report on the activity and consolidated income of Havas for the first half of 2003, as published in the Bulletin des Annonces Legales Obligatoires (BALO) in France.

           Exhibit 1 contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Havas' business and the industry and sectors in which Havas and its subsidiaries operate. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "project," "estimate," "anticipate," "looking ahead," "look," "plan," "believe," "expect," "likely," "should," "intend," "continue," "potential," "opportunity," "objective," "goal," "aim," "outlook," or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on Havas' current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause Havas' actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

      o the general economic conditions in Havas' principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;
      o the level of worldwide spending on advertising and communications services by advertisers;
      o     Havas' ability to retain existing clients and attract new ones;
      o the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;
      o Havas' ability to retain key personnel while continuing to control labor costs;
      o     the impact of competition in Havas' industry;
      o Havas' ability to implement its growth strategy and to successfully integrate businesses it acquires; and
      o     Havas' ability to adjust to the changing trends in its industry.

           Forward-looking statements speak only as of the date they are made, and Havas undertakes no obligation to update publicly any of them in light of new information or future events or circumstances. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             HAVAS
                             (Registrant)


Date:  October 14, 2003      By:    /s/ Jacques Herail
                                    -----------------------------------------
                             Name:  Jacques Herail
                             Title: Executive Vice President and Chief Financial
                                    Officer

                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit

1 English translation of the consolidated financial statements, accompanying notes and report on the activity and consolidated income for the first half of 2003, as published in the Bulletin des Annonces Legales Obligatoires (BALO) in France.

                                                                       Exhibit 1

The following document is an unofficial translation provided for the convenience of our English speaking readers.


                                      HAVAS
                                     [LOGO]

================================================================================

                                    H A V A S
                        Consolidated financial statements
                               as at June 30, 2003

================================================================================


                                                                            1/16

                                      HAVAS
                                     [LOGO]

                                Table of contents

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                             Contents                                                  Pages
--------------------------------------------------------------------------------------------
I. Consolidated statement of income                                                      3
--------------------------------------------------------------------------------------------
II. Consolidated balance sheet

        -   Assets                                                                       4

        -   Liabilities and shareholders' equity                                         5
--------------------------------------------------------------------------------------------
III. Consolidated statement of cash flows                                                6
--------------------------------------------------------------------------------------------
IV. Changes in shareholders' equity                                                      7
--------------------------------------------------------------------------------------------
V. Notes to the consolidated accounts                                                   8-12
--------------------------------------------------------------------------------------------
VI. Report on the activity and the consolidated income of the first half 2003          13-16
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------


                                                                            2/16

                                      HAVAS
                                     [LOGO]

I.    Consolidated statement of income

--------------------------------------------------------------------------------------------------------------------
In 000' (euro) (except per share data)                       Notes     1st half 2003     1st half 2002      2002
--------------------------------------------------------------------------------------------------------------------
Billings                                                                 5 573 399         6 864 084     13 256 265
                                                                      ==============================================
Turnover                                                                 2 868 342         3 242 776      6 294 610
Cost of sales                                                           (2 032 750)       (2 213 678)    (4 307 164)
                                                                      ----------------------------------------------
Revenue                                                       10           835 592         1 029 098      1 987 446

Compensation                                                              (497 159)         (605 401)    (1 124 015)
Other expenses, net                                                       (270 275)         (308 528)      (634 576)
                                                                      ----------------------------------------------
Total operating expenses                                                  (767 434)         (913 929)    (1 758 591)

Operating income                                              10            68 158           115 169        228 855

Financial income/(expense)                                     7           (19 279)          (18 304)       (46 508)

Profit before tax and exceptional items                                     48 879            96 865        182 347

Exceptional income/(expense)                                   8            (3 449)           (5 258)        (9 068)

Tax                                                           10           (16 505)          (33 619)       (61 655)

Net income of fully consolidated companies                                  28 925            57 988         111 624

Income from associates (equity method)                                         203               365             (8)
                                                                      ----------------------------------------------
Net income before amortization of goodwill                                  29 128            58 353        111 616
Group share                                                                 25 022            49 674         94 556

Amortization of goodwill                                                   (83 295)          (34 608)       (71 205)

Consolidated net income                                                    (54 167)           23 745         40 411
Group share                                                                (58 226)           15 129         23 461

                                                                      ----------------------------------------------
EBIT                                                                        64 912           110 276        219 779
                                                                      ----------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Net income per share (before amortization of goodwill)
                                                               9
                                                                      ----------------------------------------------
     Basic                                                                    0.08              0.17           0.32
     Diluted                                                                  0.08              0.16           0.31
                                                                      ----------------------------------------------

Consolidated net income per share
                                                               9
                                                                       ----------------------------------------------
    Basic                                                                    (0.20)             0.05           0.08
    Diluted                                                                  (0.20)             0.05           0.08
                                                                      ----------------------------------------------

--------------------------------------------------------------------------------------------------------------------


                                                                            3/16

                                      HAVAS
                                     [LOGO]

II.   Consolidated balance sheet

-------------------------------------------------------------------------------------------------------------------
                                                                                    06.30.03               12.31.02
             ASSETS (in 000' (euro))                          Notes                --------------------------------
                                                                                      Net                    Net
-------------------------------------------------------------------------------------------------------------------
Intangible assets:
- Goodwill ...........................................          2                  1 753 798              1 892 523
- Other intangible assets ............................                                60 581                 63 341
                                                                                   --------------------------------
                                            Subtotal:                              1 814 379              1 955 864

Tangible assets:
- Land ...............................................                                 4 407                  4 453
- Buildings ..........................................                                53 400                 42 303
- Plant and Equipment ................................                                46 015                 51 085
- Others .............................................                                77 144                 93 467
                                                                                   --------------------------------
                                            Subtotal:                                180 966                191 308

Financial assets:
- Investments in non-consolidated companies ..........                                 6 313                  6 738
- Group share in equity of companies accounted
  for by the equity method ...........................                                   382                    203
- Others .............................................                                16 080                 19 464
                                                                                   --------------------------------
                                            Subtotal:                                 22 775                 26 405

-------------------------------------------------------------------------------------------------------------------
Total Fixed assets                                             10                  2 018 120              2 173 577
-------------------------------------------------------------------------------------------------------------------

Work in progress .....................................                                69 984                 81 180

Advances to suppliers ................................                                12 176                  6 574

Operating receivables:
- Trade receivables ..................................                             1 207 440              1 370 100
- Other receivables ..................................                                82 109                108 332
                                                                                   --------------------------------
                                            Subtotal:                              1 289 549              1 478 432

Sundry receivables ...................................                               243 934                298 773

Marketable securities ................................         3,4                   326 200                478 231

Cash .................................................          4                    237 244                316 793

Prepaid expenses .....................................                                50 064                 49 566

-------------------------------------------------------------------------------------------------------------------
Total Currents assets                                          10                  2 229 151              2 709 549
-------------------------------------------------------------------------------------------------------------------

Deferred charges .....................................                                14 468                 20 870
Deferred tax assets ..................................                               211 142                202 658
Currency translation adjustments .....................                                 9 618                    972

-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                       4 482 499              5 107 626
-------------------------------------------------------------------------------------------------------------------


                                                                            4/16

                                      HAVAS
                                     [LOGO]

-----------------------------------------------------------------------------------------------------
      LIABILITIES AND SHAREHOLDERS EQUITY                     Notes       06.30.03          12.31.02
              (in 000' (euro))
-----------------------------------------------------------------------------------------------------
Share capital ...........................................                  122 090           122 088

Share premium account ...................................                1 786 342         1 786 247

Retained earnings .......................................                 (828 841)         (766 310)

Consolidated net income (Group share) ...................                  (58 226)           23 460

-----------------------------------------------------------------------------------------------------
Shareholders' equity (Group share)                                       1 021 365         1 165 485
-----------------------------------------------------------------------------------------------------

Consolidated net income (Minority interests) ............                    4 059            16 949

Retained earnings (Minority interest) ...................                   24 277            14 903

-----------------------------------------------------------------------------------------------------
Total Shareholders' equity                                               1 049 701         1 197 337
-----------------------------------------------------------------------------------------------------

Provisions for risks and expenses .......................                  176 148           161 241

Financial liabilities (1):
- Convertible bonds .....................................       5        1 100 950         1 215 214
- Other borrowings and financial liabilities ............       6          177 562           244 231
                                                                         ----------------------------
                                                Subtotal:       4        1 278 512         1 459 445

Advances from customers .................................                  115 310           150 582

Operating and non operating payables:
- Trade payables ........................................                1 105 696         1 169 251
- Other payables ........................................                  729 038           924 317
                                                                         ----------------------------
                                                Subtotal:                1 834 734         2 093 568

Prepaid income ..........................................                   27 220            44 450

-----------------------------------------------------------------------------------------------------
Total Liabilities                                                        3 255 776         3 748 045
-----------------------------------------------------------------------------------------------------

Currency translation adjustments ........................                      874             1 003

-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                             4 482 499         5 107 626
-----------------------------------------------------------------------------------------------------

   (1)  Due in less than one year .......................                  209 046           185 648
        Due in over one year ............................                1 069 466         1 273 797
-----------------------------------------------------------------------------------------------------


                                                                            5/16

                                      HAVAS
                                     [LOGO]

III.  Consolidated statement of cash flows

-----------------------------------------------------------------------------------------------------------------------
In 000' (euro)                                                  Notes       1st half 2003       2002      1st half 2002
-----------------------------------------------------------------------------------------------------------------------
Operating activities

Consolidated net income:         Group share                                   (58 226)        23 461          15 129
                                 Minority interests                              4 059         16 949           8 616

Elimination of non cash items:
+ Amortization and depreciation                                                113 180        143 625          71 974
+ Changes in provisions and deferred taxes                                      (8 559)        24 737          (5 157)
- (Gains)/losses on disposal of fixed assets                                     1 490        (11 774)         (2 730)

Income from associates (equity method), net of dividends                           (78)           244            (336)

                               Operating cash flow                              51 866        197 242          87 496

Changes in working capital                                                       1 270         46 841          19 755

-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         4             53 136        244 083         107 251
-----------------------------------------------------------------------------------------------------------------------

Investing activities

Purchase of fixed assets:
- Intangible and tangible                                                      (31 891)       (71 070)        (34 377)
- Financial                                                                    (41 373)       (99 628)        (63 062)
                                                                              ----------------------------------------
                                                subtotal                       (73 264)      (170 698)        (97 439)

Proceeds from sale of fixed assets
- Intangible and tangible                                                        1 704         29 345           1 297
- Financial                                                                      5 599         12 243          10 144
                                                                              ----------------------------------------
                                                subtotal                         7 303         41 588          11 441

Net cash position of subsidiaries purchased or sold                             (1 517)        18 711          21 667

----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             4            (67 478)      (110 399)        (64 331)
----------------------------------------------------------------------------------------------------------------------

Financing activities

Dividends paid to Havas' shareholders                             4            (29 899)       (69 912)        (82 776)
Dividends paid to minority interests in consolidated companies    4             (5 247)       (19 364)          5 199
Capital increase                                                                   887          9 293         428 544

Proceeds from long-term borrowings                                               6 352        457 384
Repayment of long-term borrowings                                             (145 768)       (77 360)
Changes in cash from financing activities                                       (7 631)        11 093

----------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                              (181 306)       311 134         350 967
----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                          (195 648)       444 818         393 887

Cash and cash equivalents brought forward at January 1 (1)                     697 233        286 544         286 544
Currency translation adjustments on cash and cash equivalents                   (9 191)       (34 129)        (24 967)
                                                                              ----------------------------------------

Cash and cash equivalents at closing (1)                                       492 394        697 233         655 464
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

(1) Cash and cash equivalents at January 1 and at closing do not comprise any treasury stock shares which are included in the marketable securities shown in the balance sheet assets, and do not represent short-term cash.


                                                                            6/16

                                      HAVAS
                                     [LOGO]

IV.   Changes in shareholders' equity

------------------------------------------------------------------------------------------------------------------------
                                                                             Group share
                                               -------------------------------------------------------------------------
                                                                      Consolidated
                                                            Share       retained                  Currency
         In 000' (euro)                         Share      premium    earnings and   Treasury    translation
                                               Capital     account     net income      stock     adjustments     Total
========================================================================================================================
Shareholders' equity at December 31, 2001      121 728    3 079 831    -1 831 032    - 64 977        76 360    1 381 910
========================================================================================================================
Dividends distributed                                                     -69 912                                -69 912
------------------------------------------------------------------------------------------------------------------------
Stock options exercised                            360        3 147                                                3 507
------------------------------------------------------------------------------------------------------------------------
Conversion of bonds                                               1                                                    1
------------------------------------------------------------------------------------------------------------------------
Treasury stock                                                             -8 158      15 238                      7 080
------------------------------------------------------------------------------------------------------------------------
Currency translation adjustments                                                                   -180 652     -180 652
------------------------------------------------------------------------------------------------------------------------
Other movements                                          -1 296 732     1 296 822                                     90
------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                    23 461                                 23 461
========================================================================================================================
Shareholders' equity at December 31, 2002      122 088    1 786 247      -588 819     -49 739      -104 292    1 165 485
========================================================================================================================
Dividends distributed                                                     -29 899                                -29 899
------------------------------------------------------------------------------------------------------------------------
Stock options exercised                              2           95           -84                                     13
------------------------------------------------------------------------------------------------------------------------
Conversion of bonds
------------------------------------------------------------------------------------------------------------------------
Treasury stock                                                             -9 848      22 842                     12 994
------------------------------------------------------------------------------------------------------------------------
Currency translation adjustments                                                                    -68 930      -68 930
------------------------------------------------------------------------------------------------------------------------
Other movements                                                               -72                                    -72
------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                   -58 226                                -58 226
========================================================================================================================
Shareholders' equity at June 30, 2003          122 090    1 786 342      -686 948     -26 897      -173 222    1 021 365
========================================================================================================================

Had the goodwill arising on the acquisition of RSCG Group in 1992 partially been written off against consolidated reserves ((euro)85,758 thousand) in accordance with article 248-3 of the Decree of March 27, 1987, the first half 2003 amortization would have been increased by (euro)1,072 thousand.

The goodwill relating to the acquisition of Snyder SNC, which was written off against equity according to the pooling of interests method, would have increased amortization by (euro)24,407 thousand for the first half 2003.


                                                                            7/16

                                      HAVAS
                                     [LOGO]

V.    Notes to the consolidated financial statements

      Note 1. Principles and methods

      Havas' consolidated financial statements as at June 30, 2003 have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of the Accounting Regulation Committee.

      Consolidated financial statements as at December 31, 2002 have also been drawn up in compliance with the same methodology.

      The average rates of the main foreign currencies used are as follows:

      ==========================================================================
            Foreign
          currencies        First half 2003      First half 2002           2002
      ==========================================================================
             USD                1.10489             0.89790              0.94490
      --------------------------------------------------------------------------
             GBP                0.68565             0.62171              0.62876
      ==========================================================================

      Note 2. Scope of consolidation - Goodwill

      No material acquisition or disposal has been made during the first half 2003. Nevertheless, buy-out options related to already controlled companies and earn-out payments were made and which affected the balance sheet goodwill item as follows:

      ==========================================================================
      (In 000' (euro))
      ==========================================================================
      Gross value at December 31, 2002                              2 185 928
      ==========================================================================
      Acquisitions of new companies                                       303
      --------------------------------------------------------------------------
      Acquisitions of minority interests                               13 902
      --------------------------------------------------------------------------
      Additional payments                                               3 066
      --------------------------------------------------------------------------
      Disposals                                                          -492
      --------------------------------------------------------------------------
      Others                                                           -1 439
      --------------------------------------------------------------------------
      Currency translation adjustments                                -85 055
      ==========================================================================
      Gross value at June 30, 2003                                  2 116 213
      ==========================================================================
      Accumulated amortization at June 30, 2003                      -312 415
      --------------------------------------------------------------------------
      Impairment at June 30, 2003 (1)                                 -50 000
      ==========================================================================
      Net value at June 30, 2003                                    1 753 798
      ==========================================================================

      (1) The specific impairment is detailed in note 12 relating to the reorganization plan.

      Note 3. Treasury stock

      During the first half 2003, Havas used 1,508,088 treasury stock shares, valued at (euro)7,540 thousand, for the earn-out payments regarding consolidated companies, and 26,969 shares, value at (euro)106 thousand, for the payment of director's fees.

      However, Havas also purchased 15,000 treasury stock shares for a total amount of (euro)55 thousand. As a result, the number of treasury stock shares deducted from shareholders' equity at June 30, 2003 amounted to 1,974,332, for a total value of (euro)26,897 thousand.

      In addition, Havas holds 6,135,158 treasury stock shares earmarked for the stock purchase plans, and which are included in "Marketable securities". No change occurred to this line during the first half 2003.

      At June 30, 2003, the total number of treasury stock shares is 8,109,490 corresponding to 2.7% of outstanding capital stock.


                                                                            8/16

                                      HAVAS
                                     [LOGO]

      Note 4. Net debt

      Between December 31, 2002 and June 30, 2003 the net debt changed as follows:

================================================================================================================
                                                            Currency                    Movements
(In 000' (euro))                               12/31/02    translation    Reclassi-    and change      06/30/03
                                                           adjustments    fications     in scope
================================================================================================================
Financial liabilities excluding overdraft     -1 391 270      8 481          629         147 475      -1 234 685
----------------------------------------------------------------------------------------------------------------
Cash including overdraft                         726 866     -9 193                     -195 648         522 025
----------------------------------------------------------------------------------------------------------------
Total                                           -664 404       -712          629         -48 173        -712 660
================================================================================================================
Marketable securities allowance                      -15                                                  -2 408
----------------------------------------------------------------------------------------------------------------
Net debt                                        -664 419                                                -715 068
================================================================================================================

      The cash flows of the first half 2003 mainly are as follows:

      - net cash provided by operating activities for a positive amount of (euro)53,136 thousand,
      - net cash used in investing activities for a negative amount of (euro)67,478 thousand, including in particular (euro)37 million relating to earn-out payments and the exercise of buy-out options, and also (euro)7 million of equipment and fittings for Havas new headquarters at Suresnes in France,
      -     dividend paid for an amount of (euro)35,146 thousand.

      Note 5. Convertible bonds

      During the first half 2003, Havas bought back and cancelled 5,290,000 1% December 2000 bonds for (euro)109,601 thousand, representing a total face value of (euro)114,264 thousand.

      A gain of (euro)4,795 thousand was generated and shown in exceptional items in the income statement. In addition, the financial income includes a reversal of redemption premiums related to these bonds that amounted to
      (euro)7,671 thousand at December 31, 2002, and also the amortization of the related residual issue cost of (euro)1,648 thousand resulting in a net financial impact of (euro)6,023 thousand.

      At June 30, 2003, 26,184,966 1% December 2000 bonds are outstanding, representing a total financial liability of (euro)565,595 thousand.

      In addition, no conversion or repurchase of any 1% February 1999 and 4% May 2002 bond has been exercised. The related financial liability has remained stable as at December 31, 2002, respectively (euro)85,355 thousand and (euro)450,000 thousand.

      The redemption premiums relating to 1% February 1999 and 1% December 2000 bonds due at maturity assuming no conversion nor repurchase from July 1, 2003, amount to (euro)3,237 thousand (of which (euro)2,891 thousand was provided for at June 30, 2003) and (euro)100,550 thousand (of which
      (euro)47,967 thousand was provided for at June 30, 2003), respectively.

      Note 6. Financial covenants

      The total amount of financial liabilities is (euro)1,278,512 thousand at June 30, 2003. These liabilities include:

      -     convertible bonds for (euro)1,100,950 thousand,
      -     overdraft for (euro)43,826 thousand,
      -     bank borrowings for (euro)103.702 thousand,
      -     other financial liabilities for (euro)30,034 thousand.

      Only some bank borrowings (for an amount of (euro)42,982 thousand at June 30, 2003) are subject to covenants applicable on either Havas French GAAP consolidated accounts or its subsidiaries US GAAP consolidated accounts when borrowings are contracted locally.


                                                                            9/16

                                      HAVAS
                                     [LOGO]

      A. Financial covenants applicable to Havas annual French GAAP consolidated accounts:

      Minimum amount of shareholders' equity: (euro)380 million;
      Net debt/EBITDA: 2.75/1.

      B. Financial covenants applicable to Havas first half year and annual French GAAP consolidated accounts:

      EBIT/Net financial income: 5.0/1;
      Net debt/Shareholders' equity: 0.8/1.

      C. Financial covenants applicable to American subsidiaries' first half year and annual US GAAP consolidated accounts:

      EBITDA/Interest expense: 3.1/1;
      EBIT/Interest expense: 3.0/1;
      Debt/EBITDA: 3.8/1;
      Debt/Shareholders' equity: 2.5/1;
      Debt/EBITDA: 3.0/1.

      Due to the evolution of market conditions and important reorganizations within the Group since the implementation of the agreements, certain ratios have not always been met. The ratio EBIT/Net financial income mentioned above in B. was not met at June 30,2003 and has been awarded a waiver by default by the banks, so as not to trigger immediate repayment. The concerned borrowing amounted to (euro)12,353 thousand.

      Note 7. Net financial income/(expense)

      The net financial income of the first half 2003 includes, in particular:

      - a provision for redemption premiums of (euro)10,338 thousand related to 1% February 1999 and 1% December 2000 bonds,
      - the amortization of convertible bond issue costs of (euro)2,013 thousand,
      - and the positive impact of (euro)6,023 thousand resulting from the repurchase and cancellation of the 1% December 2000 bonds as mentioned in note 5.

      It also includes a provision of (euro)2,393 thousand for depreciation of treasury stock shares earmarked for the stock purchase plan and which are included in "Marketable securities" in the balance sheet assets.

      Note 8. Exceptional income/(expenses)

      The first half 2003 exceptional expenses mainly consist in redundancy costs and gains on repurchase of convertible bonds as described in note 5.

      Note 9. Earnings per share (net income per share)

      The numbers of shares used for the calculation of the first half 2003 earnings per share are as follows:

      --------------------------------------------------------------------------
                        Before amortization of             After amortization of
                              goodwill                           goodwill
      --------------------------------------------------------------------------
      Basic                 296,612,351                        296,612,351
      --------------------------------------------------------------------------
      Diluted               306,260,756                        296.989,157
      --------------------------------------------------------------------------

      The adjustment made to the net income before amortization of goodwill for the calculation of diluted earnings per share is an income of (euro)606 thousand. When the convertible bonds do not produce any dilution effect on the calculation of earnings after amortization of goodwill per share, they are not taken into account in any calculation.


                                                                           10/16

                                      HAVAS
                                     [LOGO]

      Note 10. Segment information

=========================================================================================================
                      Revenue      Operating income         Tax           Fixed assets     Current assets
=========================================================================================================
(In 000' (euro))      835 592           68 158            -16 505          2 018 120          2 229 151
=========================================================================================================
Europe                    50%              54%                43%                61%                68%
---------------------------------------------------------------------------------------------------------
North America             43%              44%                50%                36%                26%
---------------------------------------------------------------------------------------------------------
Latin America              3%               1%                 6%                 2%                 3%
---------------------------------------------------------------------------------------------------------
Asia Pacific               4%               1%                 1%                 1%                 3%
=========================================================================================================
Total                    100%             100%               100%               100%               100%
=========================================================================================================

      Note 11. Evolution of headcount at closing

      ==========================================================================
      Headcount at December 31, 2002 (1)                                  17 380
      ==========================================================================
      Redundancies                                                          -747
      --------------------------------------------------------------------------
      Scope change                                                          -115
      --------------------------------------------------------------------------
      Resignations, hiring, other                                            181
      ==========================================================================
      Headcount at June 30, 2003                                          16 699
      ==========================================================================

      (1) Headcount at December 31, 2002 has been corrected by 592 due to sales forces incorrectly taken into account.

      Note 12. Subsequent events

      MCI WorldCom

      On July 21, 2002, WorldCom, Inc., a significant client of the Company, filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

      The Company provides both media and advertising services to WorldCom and its subsidiary, MCI WorldCom (collectively, "MCI").

      With respect to media purchases on behalf of MCI, the Company had outstanding pre-bankruptcy petition receivables of approximately $36.4 million as of June 30, 2003 and, in parallel, had outstanding pre-bankruptcy media payables for the media space reserved on behalf of MCI of approximately $36.9 million as of June 30, 2003.

      With respect to commissions and advertising production work, the Company had outstanding pre-bankruptcy petition receivables of approximately $10.4 million as of June 30, 2003.

      On August 4, 2003, the Company and MCI entered into a settlement agreement to compromise the pre-bankruptcy amounts due to the Company. The settlement agreement will become effective only if the U.S. Bankruptcy Court approves the agreement and the MCI plan of reorganization. As a result, there can be no assurance that the settlement agreement will become effective.

      If the settlement agreement becomes effective, there remains a risk that media vendors may file claims against the Company. With respect to the media, the Company acts as an agent for MCI and as an intermediary in the transfer of the client's payments to the applicable media suppliers, which is consistent with the concept of "sequential liability" adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. Currently, no media vendor is pursuing, nor has any waived, any claim against the Company for any MCI payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the MCI bankruptcy proceeding or the settlement agreement, or the possible outcome of any such actions, or the amount of any loss to the Company that might result.

      Consequently, although a loss is possible, the Company cannot at this time reasonably determine the probability of any loss or the magnitude thereof. Therefore, no reserve has been recorded for potential media claims.


                                                                           11/16

                                      HAVAS
                                     [LOGO]

      As of December 31, 2002, the Company had reserved the entire approximate $10.4 million of pre-bankruptcy petition receivables with respect to commissions and advertising production work. Since the settlement agreement is conditioned on U.S. Bankruptcy Court approvals, the Company has maintained this reserve as of June 30, 2003.

      Reorganization plan

      On September 17, 2003 , the Board of Directors adopted the principle of a reorganization of the Group's activities. The project was announced on July 31, 2003.

      This plan, which will be implemented in the second half 2003, implies the recognition of certain charges estimated to date at (euro)290 million before tax.

      This budget includes approximately (euro)35 million of redundancy costs, approximately (euro)100 million relating to the vacancy of premises following the reorganization, and approximately (euro)45 million of other charges. All these costs will be posted to the income statement in the second half 2003, in accordance with Regulation CRC 00-06.

      The remainder of estimated charges of approximately (euro)110 million concerns transfer, disposal or liquidation of companies, corresponding possibly to capital losses or specific goodwill impairment. As the decisions relating to these operations are not completely finalized at date, a provision of (euro)50 million for goodwill impairment was provided for at June 30, 2003, in order to cover the operations for which the achievement is sufficiently definite.


                                                                           12/16

                                      HAVAS
                                     [LOGO]

VI.   Report on the activity and the consolidated income of the first half 2003

1.    Group activity

      The market environment continued to be challenging during the first half of 2003: the deterioration in Europe was not compensated for by the first signs of an upturn in the United States. The lack of visibility continues as a result of the ongoing after-effects of the Iraqi war, the downward revision of economic indicators and advertising spend estimates in Europe, the slowdown in the second quarter in Asia due to SARS and the volatility of consumer confidence indicators in the major countries.

      The Group's revenue for the first half of 2003 reached (euro) 835.6 million compared to first half 2002 revenue of (euro)1,029.1 million, down 18.8%, due mainly to a 23% increase in the euro relative to the US dollar and a 10% decline relative to sterling against first half 2002.

      At constant exchange rates, the decline is -7.8%.

      At constant exchange rates and structure, the organic growth is -6.8%.

      Billings, at (euro)5,573 million, decreased in line with revenue.

2.    Principles and methods

      Havas' consolidated financial statements as at June 30, 2003 have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of the Accounting Regulation Committee.

      Consolidated financial statements as at December 31, 2002 have also been drawn up in compliance with the same methodology.

3.    Net income of Havas SA

      Net income of the holding company for the first half 2003 amounted to
      (euro)21,829 thousand.

4.    Consolidated income

      The operating income for the first half 2003 reached (euro)68,158 thousand, compared to first half 2002 operating income of (euro)115,169 thousand, respectively a margin of 8.2% against 11.2%.

      The EBIT for the first half 2003 amounted to (euro)64,912 thousand, compared to first half 2002 EBIT of (euro)110,276 thousand, respectively a margin of 7.8% against to 10.7%.

      The EBIT decrease was mainly due to a negative organic growth and a very unfavourable exchange rate evolution.

      Net income before amortization of goodwill, Group share, for the first half 2003 amounted to (euro)25,022 thousand, compared to (euro)49,674 thousand for first half 2002.

      On diluted basis, earnings per share for the first half 2003 amounted to
      (euro)0.08 compared to (euro)0.16 for first half 2002.

      The goodwill amortization includes exceptional impairment of (euro)50,000 thousand for the disposals program within the strategic reorganization plan.

      After amortization of goodwill, on diluted basis, earnings per share for the first half 2003 amounted to (euro)-0.20 compared to (euro)0.05 for first half 2002.


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

                                      HAVAS
                                     [LOGO]

5.    First half 2003 balance sheet and cash flow

      Net debt at June 30th, 2003, was (euro)715 million, against (euro)743 million at June 30th 2002 and (euro)664 million at December 31st 2002.

      This level reflects:

      - a decline in operating cashflow due to the negative exchange rate effect and the decline in operating profitability
      - a solid performance in working capital due to an extensive program to improve receivables management (despite a negative seasonality factor)
      - strict control of Capex (at 2.8%, excluding the Suresnes office relocation, against 3.2% in 2002)
      - financial investments limited, corresponding to the planned level of Earn-outs and Buy-outs
      - as approved by the May 21st Annual Shareholders' Meeting, a reduction in the dividend, which was paid on June 18th, 2003.

      During the 1st half, a nominal value of (euro)114 million of the 2000 convertible bond was repurchased and retired.

6.    Strategic organization/2003 Outlook

      >>    Strategic reorganization

            Havas today laid out the details of a strategic reorganization which was first outlined on July 31st 2003.

            General objective:

            This new strategy aims at dramatically improving the efficiency of the Group, its competitiveness and financial performance.

            Specific objectives:

            - Arnold Worldwide Partners will concentrate all of its development efforts on local markets with significant potential, primarily in the USA where Arnold has a superb creative reputation and also in a smaller number of international markets (UK, France, Germany, Canada, Spain, Australia, Italy and China) where a high value is placed on creativity and where Arnold has a strong local agency in place.

                  Arnold Worldwide Partners will accompany its international clients wishing to expand beyond current markets, by partnering with the Euro RSCG Worldwide network offices around the globe.

            - Euro RSCG Worldwide will be strengthened as a global brand and will be the only Havas globally integrated communications brand.

                  To achieve this it will integrate 17 new companies of which 7 from Specialized Agencies and 10 Marketing Services companies from Arnold Worldwide Partners, with a view to developing an even stronger position in integrated communications through Creative Business Ideas(R) and through the fully integrated Power of One agency concept.

                  These changes are designed to enhance our flagship Euro RSCG Worldwide division by expanding its integrated Marketing Services capabilities. This should further strengthen the competitive advantage of Euro RSCG, already a top five global communications network(1), towards its goal of a top three position.

----------
(1)   2003 Adage Agency Report, Advertising Age, April 2003


                                                                           14/16

                                      HAVAS
                                     [LOGO]

            - MPG will continue to develop media expertise for its own clients as well as those of Euro RSCG Worldwide and Arnold Worldwide Partners through a network which has been strengthened in certain countries (e.g. Germany) and also in the highly strategic North American market.

                  It will integrate the research companies of Specialized Services and will actively seek to initiate strategic joint ventures around the world with EHS Brann for data management.

                  MPG will accelerate its global expansion program with the objective of being among the 5 leading media groups within the next 12 months.

            >> Why this reorganization and what actions will we implement to succeed ?

                  We are in a market characterized by a strong lack of visibility. Even if there are signs of an upturn in the USA we must remain very cautious about its potential implications for future investments and a recovery in the broader global markets. In this environment it is no longer the number of networks or agencies that is important but the number and the quality of creative and innovative ideas proposed to clients that counts as well as the ability to deliver those ideas across fully integrated communications agencies.

                  5 Actions

                  Faced with these challenges Havas has undertaken an overhaul of its organization with a very precise action plan:

                  (1) Increase asset productivity by realigning companies according to strict criteria

                             |_|   Possess expertise core to the development of
                                   integrated communications.
                             |_|   Add value and strength to the integrating
                                   network (Euro RSCG Worldwide or MPG).
                             |_|   Revenue growth potential.
                             |_|   Potential to deliver EBIT margin of 15%.
                             |_|   Be cash generative.

                        The Specialized Agencies which cannot meet these realignment criteria will not remain within the Group.

                  (2)   Reinforce Central Management's Role

                        Havas management will be refocused on 9 specific responsibilities: Finance; Talent Management; Client Development; Knowledge Management; Innovation; Communication and Reputation; Creativity; Management of the Disposal Program; Efficiency and Productivity.


                                                                           15/16

                                      HAVAS
                                     [LOGO]

                  (3)   Reduce non-productive costs

                        Refocusing the Group helps simplify the organization and provides opportunities for significant productivity gains through better utilization of talent, office space and resources and leads to the sale or closure of companies that do not meet the Group strategic or financial criteria. The estimated pre-tax costs of this reorganization plan amount to (euro)180 million as follows:

                        |_|   (euro)35 million redundancy costs;
                        |_|   (euro)100 million provisions on vacant space
                        |_|   (euro)45 million in other exceptional charges such
                              as IT reorganization, litigation and early termination penalties.

                        On top of this about 20 companies have been identified as candidates for sale or closure resulting in a goodwill impairment charges of about (euro)110 million of which (euro)50 million has been included in the first half figures.

                  (4)   Accelerate the profitability and improve cash

                        Excluding tax impact, the annual savings from this reorganisation are estimated at (euro) 90 million with a positive cash impact of (euro)110 million from 2004, with (euro) 50 million coming from the divestment of companies.

                        This positive effect on the cash position of the group is accompanied by strict control of spending and investment and optimisation of working capital, helped by simplification and better integration within the Group.

                        The strategic reorganization plan has now been launched. The priority now is to finalize a global refinancing package to insure the financing of all our potential 2006 financial obligations.

                  (5)   Swift and precise execution, respecting deadlines

                        Havas has fixed precise objectives for the implementation and timing of this action plan.


                                                                           16/16

VII. Statutory Auditors' limited review report on the first half of 2003 consolidated interim financial statements

                    (Free translation of the French original)

As the Statutory Auditors of HAVAS, in accordance with Article L. 232-7 of the French Company Law ("Code de Commerce"), we have:

      - conducted a limited review of the accompanying summary of business activities and consolidated income, presented in the form of consolidated interim financial statements of HAVAS, for the six-month period ended June 30, 2003;
      - verified the information disclosed in the management report for the first half of 2003.

These half year consolidated financial statements have been prepared under the responsibility of your Board of Directors. Our responsibility is to draw a conclusion on these financial statements, based on our limited review.

We conducted our review in accordance with the auditing standards generally accepted in France. Those standards require that we perform a review which provides reasonable assurance, lesser than that which would result from an audit, that the consolidated interim financial statements are free of material misstatement. A review of this type excludes certain audit procedures and consists of analytical procedures and inquiries of group management and any appropriate person to obtain the information that we deemed necessary.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with the accounting principles generally accepted in France, do not present fairly, in all material respects, the consolidated results of operations for the six months ended June 30, 2003 and the consolidated financial position of HAVAS at that date.

Without calling into question the conclusion expressed above, we draw your attention to:

      - the uncertainty of potential consequences due to the bankruptcy of a client as disclosed in note 12 of the appendix;
      - the effect of the reorganization plan on the financial position and the results as disclosed in the second half of note 12.

We have also verified, in accordance with the auditing standards generally accepted in France, the information provided in the management report for the first half of 2003, which explains the consolidated interim financial statements submitted to our review.

We have no comments to make as to the fair presentation of the management report and as to the conformity of the information provided in the report with the half year consolidated financial statements.

                           Paris, September 19th, 2003

                             The Statutory Auditors
                    Members of "Compagnie Regionale de Paris"

Yves LEPINAY & Associes "FIDINTER"                              Francois BOUCHON